UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Gentiva Health Services, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  37247A102

  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 37247A102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Michael Lowenstein

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         0

6.  Shared Voting Power:

         795,741

7.  Sole Dispositive Power:

         0

8.  Shared Dispositive Power:

         795,741

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         795,741

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          3.14%

12. Type of Reporting Person

          IN

CUSIP Number: 37247A102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Thomas J. Coleman

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          795,741

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          795,741

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          795,741

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          3.14%

12. Type of Reporting Person

          IN

Item 1(a) Name of Issuer:  Gentiva Health Services, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          175 Broad Hollow Road
          Melville, New York 11747-8905

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Michael Lowenstein
          Thomas J. Coleman
          c/o Kensico Capital LLC
          Kensico Capital Management Corp.
          200 Park Avenue - Suite 3300
          New York, New York 10017

    (d) Title of Class of Securities: Common Stock, $.01 par value

    (e)   CUSIP Number:  37247A102

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.
         (a) Amount Beneficially Owned: 795,741 shares owned by Michael Lowenstein and Thomas J. Coleman

         (b) Percent of Class: 3.14% by Michael Lowenstein and Thomas J. Coleman

         (c) Michael Lowenstein and Thomas J. Coleman:
             795,741 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 795,741 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the Class of Securities, check the following: [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent
         Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    /s/ Michael Lowenstein
    _________________________
    Michael Lowenstein


    January 23, 2002
    __________________
    Date

                         AGREEMENT

         The undersigned agree that this Schedule 13G,

Amendment No. 1 dated January 23, 2002 relating to the

Common Stock of Gentiva Health Services, Inc. shall be filed on behalf of the undersigned.


                             MICHAEL LOWENSTEIN

                               By:   /s/ Michael Lowenstein
                                  _______________________________
                                  Michael Lowenstein


                             THOMAS J. COLEMAN

                               By:  /s/ Thomas J. Coleman
                                  _______________________________
                                  Thomas J. Coleman




























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